

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 27, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.45% Series O Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value per share, of VORNADO REALTY TRUST under the Exchange Act of 1934.

Sincerely,

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